NEWS RELEASE

PARAMOUNT ENERGY TRUST CONFIRMS OCTOBER 2007 DISTRIBUTION

Calgary, Alberta – October 18, 2007 (TSX – PMT.UN) Paramount Energy Trust ("PET" or the "Trust") confirmed today that its distribution to be paid on November 15, 2007 in respect of income received by PET for the month of October 2007, for Unitholders of record on October 31, 2007, will be $0.10 per Trust Unit.  The ex-distribution date is October 29, 2007.  The October 2007 distribution brings cumulative distributions paid since the inception of the Trust in February 2003 to $11.724 per Trust Unit.

Natural gas prices are currently stronger than those realized through much of the third quarter of 2007.  Late summer cooling demand reduced the year over year surplus gas in storage somewhat, leading to stronger spot gas prices as capacity still remains in storage prior to the winter heating season.  PET continues to remain cautious in its outlook with respect to near term natural gas prices.  The Trust continues to firmly focus on what we believe is a sustainable distribution model that balances short term cash returns to our Unitholders and long term value creation through capital spending programs.

PET continues to actively manage its risk management program.  Financial and physical forward sales arrangements at the AECO and NYMEX trading hubs as at October 17, 2007 are as follows:

Type of contract	Volumes at AECO (2) (GJ/d)	% of Current Production	Price ($/GJ)	Current Forward Price ($/GJ)	Term
Financial	67,500		7.39		November 2007 – March 2008
Physical	10,500		7.43		November 2007 – March 2008
Period total, net (1)	78,000	40	7.40	6.37	November 2007 – March 2008
Financial	55,000		7.40		April – October 2008
Physical	5,000		6.68		April – October 2008
Period total AECO, net (1)	60,000		7.34	6.44	April – October 2008
Financial NYMEX	7,500		7.78 US$		April – October 2008
Period total NYMEX, net (1)	7,500		7.78 US$	7.80 US$	April – October 2008
Period total, net (1)	67,500	35			April – October 2008
Financial	52,500		7.84		November 2008 – March 2009
Physical	7,500		8.36		November 2008 – March 2009
Period total, net (1)	60,000	31	7.90	7.34	November 2008 – March 2009
Financial	7,500		7.46		January – December 2008
Physical	2,500		7.45		January - December 2008
Period total, net (1)	10,000	5	7.46	6.54	January - December 2008

(1)

Weighted average prices are calculated by netting the volumes of the financial and physical sold/bought contracts together and measuring the net volume at the weighted average "sold" price for the financial and physical contracts.

(2)

All transactions at AECO unless identified specifically as a NYMEX transaction.

In addition to the mark to market gains inherent in the existing hedge book of approximately $30 million, PET has realized gains totaling approximately $50.7 million to-date in 2007 on financial and physical forward sales contracts including the crystallization of forward positions.  PET will continue to closely monitor the market drivers with respect to near term natural gas prices and will proactively manage the Trust’s forward price exposure.

Based on current natural gas prices, PET expects to maintain monthly distributions at the current level for the foreseeable future.  PET reviews distributions on a monthly basis based on cash flow projections which incorporate PET’s base production forecasts, current hedges and physical forward natural gas sales, the forward market for natural gas prices, and the Trust’s capital spending program and projected production additions. Future distributions are subject to change as dictated by changes in commodity price markets, operations and future business development opportunities.

Forward-looking Information

This news release contains forward-looking information.  Implicit in this information, particularly in respect of cash distributions, are assumptions regarding natural gas prices, production, royalties and expenses which, although considered reasonable by PET at the time of preparation, may prove to be incorrect.  These forward-looking statements are based on certain assumptions that involve a number of risks and uncertainties and are not guarantees of future performance.  Actual results could differ materially as a result of changes in PET’s plans, changes in commodity prices, general economic, market, regulatory and business conditions as well as production, development and operating performance and other risks associated with oil and gas operations.  There is no guarantee by PET that actual results achieved will be the same as those forecast herein.

Non-GAAP Measures

This news release contains financial measures that may not be calculated in accordance with generally accepted accounting principles in Canada (“GAAP”).  Readers are referred to advisories and further discussion on non-GAAP measures contained in the “Significant Accounting Policies and Non-GAAP Measures” section of the Trust’s Management’s Discussion and Analysis.

Mcf equivalent (Mcfe) may be misleading, particularly if used in isolation. In accordance with National Instrument 51-101 (“NI 51-101”), an Mcfe conversion ratio for oil of 1 Bbl: 6 Mcf has been used, which is based on an energy equivalency conversion method primarily applicable at the burner tip and does not necessarily represent a value equivalency at the wellhead.

Paramount Energy Trust is a natural gas-focused Canadian energy trust.  PET’s Trust Units and Convertible Debentures are listed on the Toronto Stock Exchange under the symbols "PMT.UN", "PMT.DB", "PMT.DB.A", "PMT.DB.B", and "PMT.DB.C" respectively.  Further information with respect to PET can be found at its website at www.paramountenergy.com.

For additional information, please contact:

Paramount Energy Operating Corp., Administrator of Paramount Energy Trust

Suite 500, 630 – 4 Avenue SW  Calgary, Alberta, Canada  T2P 0J9

Telephone:  403 269-4400

Fax:  403 269-6336

E-mail:  info@paramountenergy.com

Susan L. Riddell Rose President and Chief Executive Officer Cameron R. Sebastian Vice President, Finance and Chief Financial Officer Sue M. Showers Investor Relations and Communications Advisor

The Toronto Stock Exchange has neither approved nor disapproved the information contained herein.